Via Edgar

October 1, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attn: John Reynolds

Registration Statement on Form S-1

File: 333-1587321

Dear Mr. Reynolds:

Please be informed that the undersigned has received and read your letter dated September 18, 2009, regarding the Company’s Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (“Commission”) on April 24, 2009.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 3 to the Form S-1 which was filed on or about the date of this letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Summary information about Kids Germ Defense Corp., page 6

1.	Please revise your summary to briefly address the status of the company’s website.

Response: Please note the registration statement has been revised in response to this comment. The company has registered the domain name kidsgermdefense.com. The company has not begun development of the company’s website.

Risk Factors page 7

2.	We note your response to comment 6. Please move the risk factor “Because the company hasn’t produced a sample of our products ...” to the forefront of the risk factor section.

Response: Please note the registration statement has been revised in response to this comment.

3.

Please revise the risk factor subheadings to adequately describe the risk for the risk factors “General competition” and “Since our sole officer and director currently owns 100% of the outstanding common stock, investors may find that his decisions are contrary to their interests”.

Response: Please note the registration statement has been revised in response to this comment.

The section names have been changed to:

1.	“COMPETITORS MAY ENTER THIS SECTOR WITH SUPERIOR PRODUCTS, INFRINGING OUR CUSTOMER BASE, AND AFFECTING OUR BUSINESS ADVERSELY.”

2.

“SINCE OUR SOLE OFFICER AND DIRECTOR CURRENTLY OWNS 100% OF THE OUTSTANDING COMMON STOCK, INVESTORS MAY FIND THAT HIS DECISIONS ARE CONTRARY TO THEIR INTERESTS YOU SHOULD NOT PURCHASE SHARES UNLESS YOU ARE WILLING TO ENTRUST ALL ASPECTS OF MANAGEMENT TO THE SOLE OFFICER AND DIRECTOR, OR HIS SUCCESSORS.”

If kids germ defense corp. is unable to manage its future growth its business could be harmed, page 10

4.

We reissue comment number nine from our prior letter dated July 14, 2009. We note your statement that “The Company expects to experience continuous growth for the foreseeable future ...” It does not appear that the company has a basis for this statement. Please revise as appropriate.

Response: Please note the registration statement has been revised in response to this comment. The statement “The Company expects to experience continuous growth for the foreseeable future” has been removed.

If the company cannot secure additional capital, or if available capital is too expensive, our business will fail, page 12

5.

We note your response to comment number five. Please revise your disclosure to clarify whether the $30,000 needed to formulate the business and marketing plan also includes the $5,000 needed for offering expenses.

Response: Please note the registration statement has been revised in response to this comment. The $30,000 needed to formulate the business and marketing plan also includes the $5,000 needed for offering expenses.

Investing in our company may result in an immediate loss because buyers will pav more for our common stock than the pro rata portion of the assets are worth, page 13

6.

We have reviewed your response to prior comment number three from our prior letter. However, it is necessary to make revisions throughout the prospectus to indicate that, even if the Company obtains a listing on any exchange, or is quoted on the OTC Bulletin Board, the offering price of S0.01 will not change for the duration of the offering.

The statements that need revision include, but are not necessarily limited to, the three below. The first is under this risk factor, the second, under “The Offering by the Company” on page 18, and the third, under “Principal Stockholders” on page 35:

This premium in share price applies to the terms of this offering and does not attempt to reflect any forward-looking share price subsequent to the Company obtaining a listing on any exchange, or becoming quoted on the OTC Bulletin Board;

The Company is hereby registering 3,000,000 common shares- The price per share is $0.01 and will remain so unless and until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or on an exchange: and

The Company is hereby registering 3,000.000 of its common shares, in addition to the 9,000,000 shares currently issued and outstanding The price per share is $0.01 and will remain so unless and until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange.

Response: Please note the registration statement has been revised in response to this comment.

As the company may be unable to create or sustain a market for our shares, we may be extremely illiquid, page 14

7.	Please clarify the following statement “the Company cannot apply directly to be quoted on the Over-The-Counter Bulletin Board (OTC).”

Response: Please note the registration statement has been revised in response to this comment.

The section has been amended as follows:

If no market develops, the holders of our common stock may find it difficult or impossible to sell their shares. Further, even if a market develops, our common stock will be subject to fluctuations and volatility. Additionally, the Company cannot apply directly to be quoted on the Over-The-Counter Bulletin Board (OTC) and must have a broker-dealer acting as market-maker apply on the company’s behalf and make quotations on the OTC Bulletin Board. The Company’s stock may be listed or traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite the Company’s best efforts, it may not be able to convince any broker/dealers to act as market-makers and make quotations on the OTC Bulletin Board. The Company may consider pursuing a listing on the OTCBB after this registration becomes effective and the Company has completed its offering.

Forward-looking statements, page 15

8.

We note your response to comment 11. As previously noted, the company may reserve the right to change the use of proceeds only if the contingencies are specifically discussed and the alternative uses are indicated. Please revise your disclosure as appropriate. Additionally, please move the applicable disclosure into the Use of Proceeds section.

Response: Please note the registration statement has been revised in response to this comment.

Use of Proceeds, page 16

9.

Please remove the word “contingency” before the heading for the table. The separate columns for different percentages of sales inform the reader that the uses are contingent on the number of shares sold.

Response: Please note the registration statement has been revised in response to this comment.

10.	Please revise to delete your statement that “the above figures represent only estimated costs.”

Response: Please note the registration statement has been revised in response to this comment.

Legal Proceedings, Page 20

11.

We note your statement that “there are no legal actions pending against the Company to our knowledge ...The company is in a position to know whether there arc any legal actions pending against it. Please revise as appropriate.

Response: Please note the registration statement has been revised in response to this comment.

Business Competition, page 24

12.

We note your statement that “the principal methods of competition in our industry will include: the first market maker for ‘Kids Germ Defense Products’ ...” Please revise to clarify the meaning of your statement.

Response: Please note the registration statement has been revised in response to this comment.

The section has been amended as follows:

The Company believes that creating a “Kids Germ Defense” brand as well as beingone of the first companies to development and market Germ Defense Products specifically for children will afford the Company a competitive advantage. Further, the company’s principal methods of competition will include providing a broad range of products at a reasonable price, with a high degree of effectiveness and reliability; the ability to introduce new products; the ability to reduce costs; return on investment for our customers; and the ability to integrate our retail merchandising with our customer’s merchandising systems.

Changes In and Disagreements with Accountants, page, 27

13.	Please revise your Item 304 disclosures here to be consistent with the assertions in your correspondence letter dated September 3, 2009.

Response: Please note the registration statement has been revised in response to this comment.

Legal Matters, page 37

14.	Please update this section to clarify that Mr. Mirman “has provided,” rather than “will provide,” a legality opinion.

Response: Please note the registration statement has been revised in response to this comment.

Exhibits

15.	As we have requested in prior comment number 36, please file as an exhibit Daniel Mirman’s consent to being named in the registration statement under “Legal Matters”.

Response: Please note the registration statement has been revised in response to this comment.

16.	We have reviewed your response to prior comment 19; however, the list of exhibits continues to include exhibit 99.2. Please explain supplementally, or delete exhibit 99.2 from the list.

Response: Please note Exhibit 99.2 has been deleted from “EXHIBITS”.

17.

In the legality opinion by Daniel Mirman counsel states that “we are not licensed to practice in the State of Florida... Except as described, we have neither examined nor do we express any opinion with respect to Florida law.” Please note that counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated and counsel may not indicate that it is not qualified to opine on that law and may not exclude the law of the relevant jurisdiction. Please revise accordingly.

Response: Please note the legality opinion by Daniel Mirman has been revised in response to this comment.

18.	Please revise your Description of Exhibits to indicate that the legality opinion is dated August 24, 2009.

Response: Please note the registration statement has been revised in response to this comment.

Subscription Agreement

19.

We note a number of references to “accredited investor” in your subscription agreement. Supplementally advise us whether you are limiting your offering to accredited investors or explain the limitation in your subscription agreement to us. If the offering is being limited to certain investors then revise your prospectus to make the appropriate disclosure.

Response: Please note the subscription agreement has been revised in response to this comment. The offering is not limited to accredited investors. Specific language referencing accredited investors have been removed, as well as the 2 page “ACCREDITED INVESTOR CERTIFCATION” and references to the “ACCREDITED INVESTOR CERTIFICATION” found on the Page 1 of “Subscription Documents and Procedure”.

20.

We note the representation and warranty in section 3(E) that the subscriber “further understands that the undersigned is purchasing all such securities without being furnished any prospectus setting forth all the information that may be required to be furnished if a prospectus were required to be delivered.” Please revise to remove the noted representation and warranty.

Response: Please note the subscription agreement has been revised in response to this comment.

21.

We note the statements made in section 6 of the Subscription Agreement. Please advise us of the legal basis under Florida law whereby the purchaser may not cancel, terminate or revoke their subscription prior to the company’s acceptance of the subscription.

Response: Please note the subscription agreement has been revised in response to this comment. Paragraph 6 of the subscription agreement has been amended and now includes language providing for any exceptions that may exist pursuant to Section 517.061(11)(a)(5) of the Florida Securities Act, applicable rules and regulations under the Act or applicable state securities laws.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated September 18, 2009. If you should require any additional information or clarification, please do not hesitate to contact me at 941-650-3850.

Finally, the Company hereby requests acceleration of the effective date of the above-captioned Registration Statement as soon as practicable.

The undersigned registrant acknowledges that:

•

Should the Securities and Exchange Commission (The “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filling:

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ Mark Nicholas

Mark Nicholas